UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9F

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2(c) THEREUNDER

(Amendment No.              )

STERLITE GOLD LTD.
(Name of Subject Company)

Yukon Territory, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

STERLITE GOLD LTD.
(Name(s) of Person(s) Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

859735102
(CUSIP Number of Class of Securities)

STERLITE GOLD LTD.
B.S. Vadivelu
44 Hill Street
Mayfair, London, UK
W1X 7FR

+44-207-629-6070

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Pat Hicks
Blake, Cassels & Graydon LLP
199 Bay Street
Suite 2800, Commerce Court West
Toronto, Ontario, Canada M5L 1A9
(416) 863-2753

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.    Home Jurisdiction Documents

Sterlite Gold Ltd. Directors’ Circular dated August 25, 2006(1)

Item 2.    Informational Legends

See Notice to United States Shareholders dated November [•], 2006(2)

(1) See Exhibit 1.7

(2) See Exhibit 1.8

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Exhibits:

1.1	Press release dated June 13, 2006 of Sterlite Gold Ltd. announcing its recommendation of the proposed offer by Vedanta Resources plc.

1.2
Material Change Report dated June 13, 2006, including press release of Sterlite Gold Ltd. and execution copy of Support Agreement dated June 12, 2006 between Vedanta Resources plc and Sterlite Gold Ltd. (Form 51-102F3)

1.3	Press release dated August 25, 2006 of Sterlite Gold Ltd. announcing mailing of the offering documents, including the Directors’ Circular, in Canada.

1.4	Consent and Confirmation of a Qualified Person dated August 25, 2006.

1.5	Certificate of a Qualified Person dated August 25, 2006.

1.6	Support Agreement dated June 12, 2006 between Vedanta Resources plc and Sterlite Gold Ltd.

1.7	Director’s Circular dated August 25, 2006 (incorporated by reference from Exhibit (a)(2)(i) to the Schedule 13E-3 filed on November 21, 2006).

1.8	Notice to United States Shareholders (incorporated by reference from Exhibit (a)(1)(ii) to the Schedule 13E-3 filed on November 21, 2006).

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.     Undertakings.

        The person filing this Schedule undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2.     Consent to Service of Process

(a)  At the time of filing this Schedule, the person so filing has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)  Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV
SIGNATURE

        By signing this Schedule, the person signing consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrants designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STERLITE GOLD LTD.

Dated: November 21, 2006	By:	/s/ B.S. Vadivelu
Name: B.S. Vadivelu
Title: Chief Financial Officer